Exhibit 99.1

Galapagos reports first quarter 2018 results

Key Q1 2018 results:

•	Group revenues of €44.8 million

•	Operating loss €32.0 million

•	Net loss of €37.3 million

•	End of first quarter cash and cash equivalents €1.1 billion

•	Clinical progress reported in CF and OA, preparations for multiple late stage studies

Webcast presentation tomorrow, 26 April 2018, at 14.00 CET/8 AM ET,

+32 2 404 0659, code 5747918 www.glpg.com

Mechelen, Belgium; 25 April 2018, 22.01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) presents financial results and highlights the key events for the first quarter of 2018.

“Galapagos is delivering on a very productive biotech pipeline. The first quarter of 2018 brought us closer to the expected start in the second quarter of the next patient studies in our osteoarthritis, atopic dermatitis, and cystic fibrosis programs. Importantly, we received feedback from regulatory authorities for our ISABELA global pivotal studies with GLPG1690 in idiopathic pulmonary fibrosis, expected to start in the second half of 2018. We await the next round of filgotinib clinical study results starting with the EQUATOR study in psoriatic arthritis in the second quarter as well. First quarter 2018 was about preparation for a significant expected future newsflow,” said Onno van de Stolpe, CEO of Galapagos.

Bart Filius, COO & CFO, added: “While delivering on our earlier stage programs and preparing several important later stage studies, we incurred an operational cash burn of €41.31 million in the first quarter. Given the expected growth in late stage development activity this year, we retain our full year 2018 cash burn guidance of €220-240 million. Our current total cash and cash equivalents position is approximately €1.1 billion, maintaining a strong position to finance the studies and earlier R&D research we expect to run in 2018. Overall, we remain very well positioned for the execution of our strategy in the coming years.”

[1]	The operational cash burn (or operational cash flow if this performance measure is positive) is equal to the sum of the net cash flows generated / used (-) in operating activities and the net cash flows generated / used (-) in investing activities minus (i) the proceeds or cash used, if any, in acquisitions or disposals of businesses; and (ii) the movement in restricted cash, if any. This alternative performance measure is in our view an important metric for a biotech company in the development stage. For the first quarter of 2017, the operational cash burn represented €23.9 million.

Key figures Q1 2018 (unaudited)

(€ millions, except basic & diluted loss per share)

	31 Mar 2018 Group total	31 Mar 2017 Group total
Revenues and other income	44.8	39.9
R&D expenditure	-69.8	-44.9
G&A and S&M expenses	-7.1	-6.2
Operating loss	-32.0	-11.2
Financial result	-5.2	-2.4
Taxes	-0.1
Net result for the period	-37.3	-13.6
Basic and diluted loss per share (€)	-0.73	-0.29
Cash and cash equivalents	1,108.2	953.4

Outlook 2018

Galapagos aims to report topline results with the FINCH 2 (rheumatoid arthritis), EQUATOR (psoriatic arthritis), TORTUGA (ankylosing spondilitis) filgotinib studies as well as a decision to continue to Phase 3 in SELECTION (ulcerative colitis). Our collaboration partner Gilead expects to complete recruitment of FINCH 1 and FINCH 3, the remaining RA Phase 3 studies with filgotinib. In cystic fibrosis we anticipate the readout of the PELICAN patient study with GLPG2737 and an interim readout with our first triple combination therapy in FALCON. Galapagos recently announced the design for the ISABELA pivotal studies with GLPG1690 in IPF. We expect to start dosing ISABELA and initiate Phase 2 studies with GLPG1205 (IPF), an additional CF triple combination, GLPG1972 (osteoarthritis), and MOR106 (atopic dermatitis) later in 2018.

Galapagos expects an operational cash burn between €220 and €240 million in 2018.

First quarter report 2018

Galapagos has published its online financial report for the first quarter ended 31 March 2018, which can be accessed via http://reports.glpg.com/2018/q1/en/

Conference call and webcast presentation

Galapagos will conduct a conference call open to the public tomorrow, 26 April 2018, at 14:00 CET/8 AM ET, which will also be webcast. To participate in the conference call, please call one of the following numbers ten minutes prior to commencement:

Confirmation Code:5747918

United Kingdom:	+44 330 336 9105
France:	+33 1 76 772 274
Belgium:	+32 2 404 0659
USA:	+1 323 794 2093
Netherlands:	+31 20 721 9251

A question and answer session will follow the presentation of the results. Go to www.glpg.com to access the live audio webcast. The archived webcast will also be available for replay shortly after the close of the call.

Financial calendar

2 August 2018	Half year 2018 results (webcast 3 August 2018)
25 October 2018	Third quarter 2018 results (webcast 26 October 2018)
21 February 2019	Full year 2018 results (webcast 22 February 2019)

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Galapagos’ pipeline comprises Phase 3 through to discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. Our target discovery platform has delivered three novel mechanisms showing promising patient results in, respectively, inflammatory diseases, idiopathic pulmonary fibrosis and atopic dermatitis. Galapagos is focused on the development and commercialization of novel medicines that will improve people’s lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 634 employees, operating from its Mechelen, Belgium headquarters and facilities in the Netherlands, France, Switzerland, the US and Croatia. More information at www.glpg.com.

All the drug candidates mentioned in this press release are investigational; their efficacy and safety have not yet been established.

Contacts

Investors:

Elizabeth Goodwin

VP IR & Corporate Communications

+1 781 460 1784

Paul van der Horst

Director IR & Business Development

+31 71 750 6707

ir@glpg.com

Media:

Evelyn Fox

Director Communications

+31 6 53 591 999

communications@glpg.com

Forward-looking statements

This release may contain forward-looking statements, including, among other things, statements regarding the guidance from management (including guidance regarding the expected operational cash burn during financial year 2018), financial results, the timing of audited financial results, timing and/or results of clinical studies, and interaction with regulators. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that Galapagos’ expectations regarding its 2018 operating expenses may be incorrect (including because one or more of its assumptions underlying its expense expectations may not be realized), Galapagos’ expectations regarding its development programs may be incorrect, the inherent uncertainties associated with competitive developments, clinical study and product development activities and regulatory approval requirements (including that data from Galapagos’ ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons), Galapagos’ reliance on collaborations with third parties, and estimating the commercial potential of its development programs. A further list and description of these risks, uncertainties and other risks can be found in Galapagos’ Securities and Exchange Commission (SEC) filings and reports, including in Galapagos’ most recent annual report on form 20-F filed with the SEC and other filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.